Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Tel. 212.407.4000 Fax 212.407.4990

November 29, 2022

Via Email and EDGAR

Jan Woo

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CLPS Inc.
Amendment No. 2 to Registration Statement on Form F-3
Filed on November 10, 2022
Commission File No. 333-266951

Dear Ms. Woo:

This letter is submitted on behalf of CLPS Inc. (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 2 to Registration Statement (the “Amendment No. 2”) as set forth in the Staff comment letter dated November 17, 2022 addressed to Mr. Raymond Ming Hui Lin, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

Cover Page

1. Please refer to prior comment 1 and disclose on the cover page that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, Ernst & Young Hua Ming LLP.

RESPONSE:	The Company has updated the cover page of Amendment No. 3 in response to Staff’s comment to Amendment No. 2.

Please call James Zhang of Loeb & Loeb LLP at (347) 601-8154 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP